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January 25, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeanne Bennett
Michael Fay
Juan Grana
Margaret Sawicki

Re:	PACS Group, Inc.
Draft Registration Statement on Form S-1
Submitted December 8, 2023
File No. 377-06990
Ladies and Gentlemen:
On behalf of PACS Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 4, 2024, relating to the Company’s above referenced Draft Registration Statement on Form S-1 confidentially submitted to the Staff on December 8, 2023 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also separately sending a copy of Amendment No. 1 marked to show all changes from the version Registration Statement confidentially submitted on December 8, 2023. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

January 25, 2024

Cover Page
1.Please revise to state whether the offering is contingent on listing approval.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on the cover page and page 140.
Industry, Market and Other Data, page 1
2.We note your statement that you “have not independently verified” publications, research, surveys and studies conducted by third parties, and investors are “cautioned not to give undue weight to such information, estimates or projections.” Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page ii.
Prospectus Summary, page 2
3.We note that you make various statements throughout the draft registration statement discussing the SNF industry and projections, including, but not limited to, the following:
Please revise your disclosure to provide the basis for each of the below statements. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise to state such and to state the basis, to the extent material, for your belief.:
•“The SNF industry is large and growing, with total expenditures expected to increase from $193.6 billion in 2022 to $283.3 billion in 2031, representing a compound annual growth rate (CAGR) of 4.3%;”
•“The SNF industry in the United States encompasses approximately 15,000 nursing homes and serves over 1.3 million patients annually. The industry is highly fragmented, with the top 10 operators, each having greater than 100 facilities, representing approximately 11% of total number of SNFs in the United States;”
•“While the total U.S. population is expected to increase 25% from 2016 to 2060, the population aged 65 and older is expected to increase 92% during that same period;” and
•“Additionally, the percentage of those 50 years and older with more than one chronic condition is estimated to increase by 99.5% from 2020 to 2050.”
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 1, 7, 8, 71, 89, 100 and 101.
4.We note your disclosure that you “have a robust pipeline of potential single-facility tuck-in acquisitions, larger multi-facility portfolio acquisitions and select new facility builds across existing and new markets.” Please revise your disclosure to include a more fulsome

January 25, 2024

discussion of your near-term plans, including investments for which you might utilize the proceeds from this offering.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 8, 9 and 101.
5.Please balance your prospectus summary by including disclosure regarding your regulatory compliance obligations and that you derive substantial revenue from government healthcare programs. Similarly, we note on page 4 you discuss your revenue, net income, Adjusted EBITDA and CAGR. Please revise to balance this disclosure, such as by disclosing your current indebtedness.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 1, 3, 89 and 91.
6.Please revise to provide support for your statements that you are “one of the largest skilled nursing providers in the United States” and “one of the largest SNF operators in the United States.” Additionally, please revise to provide support for statements concerning competitors or industry practices, such as your statement on page 5 that you “provide payors with a high-quality alternative to higher cost post-acute sites of care, such as inpatient rehabilitation facilities” and your statement on page 7 that your “investment into facilities is differentiated from traditional industry operators who are often hesitant to make physical plant investments into facilities and who often seek to extract value through cost-cutting or other limitations on facility resources.” To the extent these are statements of belief please revise to state such.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 1, 4, 6, 8, 69, 89, 95 and 97.
7.Please revise to clarify the entities through which the Company conducts its operations.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 12.
Risk Factors
We may not be fully reimbursed for all services for which each facility bills through consolidated billing..., page 19
8.We note your disclosure that “bundling,” while uncommon, “adversely affects SNF utilization and payments.” Please revise your disclosure to clarify the circumstances when SNFs are required to perform consolidated billing.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 19.
We review and audit the care delivery, recordkeeping and billing processes of our operating subsidiaries..., page 22
9.We note your disclosure that “[f]rom time to time, [y]our systems and internal controls highlight potential compliance issues” and “[w]hen errors or compliance failures are

January 25, 2024

identified, [you] seek to rectify them as appropriate.” Please disclose any material systems and internal controls compliance issues you have experienced.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 23 to clarify that it has had no material compliance issues.
We are subject to litigation, which is commonplace in our industry, that could result in significant legal costs..., page 23
10.We note your statement on page 23 that you, and others in the industry, have been, and continue to be, subject to an increasing number of claims and lawsuits, including professional liability claims. We also note that on page F-8 you mention that you have a wholly-owned captive insurance subsidiary, Welsch Insurance Ltd., that provides coverage to various consolidated operating subsidiaries related to Professional Liability and General Liability insurance. Please revise to state here that you utilize a captive insurance company for at least certain of these risks and the risks involved with using a wholly-owned captive insurance company.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 10 and 23.
We face and are currently subject to surveys, investigations, and other proceedings relating to our licenses and certification..., page 44
11.We note the following statement on page 44: “We have received notices of potential sanctions and remedies based upon alleged regulatory deficiencies from time to time, and such sanctions have been imposed on some of our facilities. We have had facilities placed on special focus facility status in the past, continue to have some facilities on this status currently and other operating subsidiaries may be identified for such status in the future. As of December 31, 2023, we had facilities placed on special focus facility status.” Please revise to state the number of facilities in special focus facility status when available and the nature of the material alleged regulatory deficiencies. You also mention that if a facility fails to institute an acceptable plan of correction to remediate the deficiency the facility could be subject to remedial action and you provide examples of remedial action. Please revise to state whether any material remedial actions have been taken against you and the nature of such action(s).
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 44. The Company respectfully advises the Staff that it does not consider the special focus facility status of its two facilities as of December 31, 2023 as material to the Company’s business, financial condition or results of operations.

January 25, 2024

Future sales of shares of common stock by existing stockholders could cause the market price of our common stock to decline, page 51
12.Please revise this risk factor to discuss the risks associated with the registration rights granted to Jason Murray and Mark Hancock.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 51 and 52.
Use Of Proceeds, page 62
13.We note that you intend to use the net proceeds from the offering for general corporate purposes to support the growth of your business and that you may use a portion of the net proceeds to acquire or invest in additional nursing facilities or other businesses and service offerings, although you do not have binding agreements or commitments for any material investments at this time. Please provide a more specific breakdown of how you plan to allocate the net proceeds from this offering.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has no current specific plan for the proceeds from this offering, or a significant portion thereof, and thus has revised the disclosure in Amendment No. 1 on page 63 to state and discuss the principal reasons for the offering. The Company respectfully advises the Staff that it will revise such language in response to any material developments with respect to the use of such proceeds.
Management’s Discussion and Analysis Of Financial Condition and Results Of Operations, page 68
14.We note your disclosure that you participate in joint ventures. Please revise your disclosure to discuss the nature of these joint ventures, including the material provisions of your contractual agreements.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 70, 71 and F-19.
Management’s Discussion and Analysis Of Financial Condition and Results Of Operations, page 68
15.We note you will present Adjusted EBITDAR, which includes a non-GAAP adjustment for rent. Please tell us how you considered Non-GAAP Financial Measures C&DI Question 100.01 as part of your determination to adjust for rent and present Adjusted EBITDAR.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is familiar with, and has considered, Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. The Company advises the Staff that Adjusted EBITDAR, including the non-GAAP adjustment for rent, is a metric that is commonly used by management, research analysts, and investors to evaluate and compare enterprise value of different companies in the healthcare industry, without regard for differences in capital structures and leasing arrangements. Therefore, the Company has determined that this adjustment does not create a measure that is misleading. The Company has updated its disclosure in Amendment No. 1 on page 75 to describe the purpose of Adjusted EBITDAR as a financial

January 25, 2024

valuation measure and clarify it is not a performance measure due to the removal of rent which is a normal and recurring cash operating expense.
Results of Operations
Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021, page 78
16.We note significant increases in your financial statement line items from 2021 to 2022, but your discussion and analysis does not appear to allow investors to view the registrant from management's perspective, as set forth in Item 303(a) of Regulation S-K. For example, in certain instances your discussion is limited to the repetition of one piece of information (e.g., the increase was primarily attributable to the additional expenses from New facilities). We note further, for example, that your cost of services includes a number of components, including payroll and related benefits, supplies, purchased services, the cost of pharmacy and therapy services provided to patients, general and professional liability insurance, and rent expenses, but you do not discuss any of these components. Item 303(a) sets forth that a discussion and analysis should have descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations. Item 303(b)(2)(i) sets forth that a registrant should describe any other significant components of revenues or expenses that would be material to an understanding of the registrant's results of operations. Please revise your discussion and analysis to more fully address the requirements of Item 303(a), (b), and (b)(2) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 81.
Liquidity & Capital Resources
Operating Activities, page 81
17.Your discussion of operating activities appears to primarily restate amounts identified on the statement of cash flows without providing any material information as described in Item 303(a) of Regulation S-K. In addition, your discussion of an increase in accounts receivable appears to a certain extent superficial. Lastly, your discussion appears to omit other significant changes underlying the net cash provided by operating activities, as identified in the statement of cash flows. Please provide a more robust analysis of the changes in net cash provided by operating activities. Please quantify all factors cited and address the material drivers underlying those factors. You should focus on the primary drivers of and other material factors necessary to an understanding of the registrant's cash flows and the indicative value of historical cash flows. Please also discuss the underlying drivers responsible for material changes in your cash flows from investing and financing activities for all periods presented. Refer to Item 303 of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 83 and 84.

January 25, 2024

Business
Business Overview, page 87
18.Please revise your disclosure to include a discussion of the general development of your business. Refer to Item 101(a) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 69 and 70.
Our Operating Model, page 89
19.We note your disclosure that you “contract with each facility to provide PACS Services, which includes support through a regional team of seasoned, highly qualified, cross-functional professionals, and led by an RVP.” Please revise your disclosure to discuss the nature of these contracts with facilities, including material provisions. Please file a form of such agreement pursuant to Item 601(b)(10) of Regulation S-K to the extent available.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 91 to remove the reference to such contracts. The Company respectfully advises the Staff that the services agreements entered into between the Company and its subsidiary operating facilities are not material to the Company and are primarily entered into for internal operational purposes to (i) provide a means of coordinating and tracking services provided and resources used across the Company’s facilities, (ii) standardize the offering across the Company’s facilities, and (iii) document intracompany arrangements with the Company’s subsidiary operating facilities. Moreover, the Company advises the Staff that these agreements are largely entered into between the Company and its wholly-owned operating subsidiaries and in the event the services agreements did not exist the Company would continue to provide PACS Services to such subsidiaries on an intracompany basis, because the deployment of PACS Services across the Company’s network of facilities is a key component of the Company’s decentralized business model.
As a result of the forgoing analysis, the Company respectfully submits that the form of services agreement between the Company and its subsidiary operating facilities is not a material agreement of the type specified under Item 601(b)(10) of Regulation S-K and, as a result, it is not required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) of Regulation S-K generally provides that a registrant must file every contract made outside of the ordinary course of business that is material to the registrant. In addition, Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”
The Company respectfully advises the Staff that its services agreements are not entered into outside the ordinary course of business. As described in in Amendment No. 1, the Company is engaged in providing post-acute healthcare through a portfolio of independently operated facilities and using an operating model that prioritizes decentralized operations and day-to-day management while leveraging technology and services across its infrastructure. As such and because the services agreements relate to the provision of services to the decentralized operating subsidiaries providing post-acute healthcare, the Company believes that the services agreement is

January 25, 2024

of a type that ordinarily accompanies its business. Accordingly, the Company respectfully advises the Staff that it does not believe that the services agreement is required to be filed under Item 601(b)(10)(i) of Regulation S-K.
Further, of the categories of agreements specified by Item 601(b)(10)(ii) of Regulation S-K, the Company respectfully advises the Staff that the only category of agreement relevant to the services agreement is contained in subsection (B) of Item 601(b)(10)(ii), which generally provides that a contract entered into in the ordinary course of business need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract to “purchase the major part of registrant’s requirements of goods, services or raw materials or any…license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”
The Company respectfully advises the Staff that it is not substantially dependent on its services agreements because the services agreements are organizational in nature and are generally entered into with wholly-owned operating subsidiaries to (i) provide a means of coordinating and tracking services provided and resources used across the Company’s facilities, (ii) standardize the offering across the Company’s facilities, and (iii) document intracompany arrangements with the Company’s subsidiary operating facilities. For example, the services agreements can be used as a method of determining which services a particular facility may require, e.g., a Mature facility may necessitate fewer services than a New facility. In addition, all revenue generated under such agreements is internal to the Company and is thus eliminated from the Company’s consolidated financial statements. As noted above, in the event the services agreements did not exist, the Company would continue to provide PACS Services to its subsidiaries on an intracompany basis, because the deployment of PACS Services across the Company’s network of facilities is a key component of the Company’s decentralized business model. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its service agreements and therefore is not required to file the relevant form of agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.
Human Capital Resources, page 99
20.It appears you have some unionized employees. Please revise to state so here and the number of employees covered by collective bargaining agreements.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 103.
Underwriting
Conflicts of Interest, page 146
21.Please revise your disclosure to include reference to, and the material provisions of, the Truist Term Loan referenced on page 83.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page 150.

January 25, 2024

Financial Statements
Note 3. Revenue and Accounts Receivable, page F-14
22.We note revenue recognized from healthcare services is adjusted for estimates of variable consideration to arrive at the transaction price and variable consideration includes estimates of price concessions and discounts so that the estimated transaction price is reflective of the amount you expect to be entitled in exchange for providing the healthcare services to customers. Please revise to disclose the qualitative and quantitative information about the significant judgments and changes in judgments that significantly affect the determination of your transaction price, as set forth in ASC 606-10-50-1(b), 50-17(b), and 50-20(a).
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on page F-16. The Company advises the Staff that on page F-11 the Company discloses quantitative information regarding the estimate of variable consideration.
General
23.Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.
* * *

January 25, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP